Exhibit 1.1

Gastar Exploration USA, Inc.

Series B Cumulative Preferred Securities

November 5, 2013

Gastar Exploration USA, Inc.

c/o Gastar Exploration Ltd.

1331 Lamar, Suite 650

Houston, TX 77010

Attention: J. Russell Porter, President and Chief Executive Officer

Re:	Amendment of and understanding with respect to Underwriting Agreement (this “Amendment”)

Dear Mr. Porter:

Reference is made to that certain Underwriting Agreement, dated as of October 29, 2013 (the “Underwriting Agreement”), by and among Gastar Exploration USA, Inc. (the “Company”), Gastar Exploration Ltd. (the “Parent”) and Barclays Capital Inc., Credit Suisse Securities (USA) LLC, MLV & Co. LLC and Sterne, Agee & Leach, Inc., as representatives of the several underwriters named therein (the “Representatives”). The Company, the Parent, and the Representatives hereby desire and agree to set forth their understanding with respect to, and amend certain provisions of, the Underwriting Agreement as set forth below. All other provisions of the Underwriting Agreement shall remain in full force and effect. In the event of any inconsistency between the statements made herein and the Underwriting Agreement, the statements made herein will control. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Underwriting Agreement.

WHEREAS, as described in the Prospectus, the Company’s pro forma combined statement of operations for the six months ended June 30, 2013 included a $43.7 million nonrecurring gain on acquisition of assets at fair value which was not consistent with Commission Regulation S-X, and the proper exclusion thereof would change pro forma net income for the six months in the two pro forma scenarios set forth on page S-31 of the Prospectus by, among other things, changing six months ended June 30, 2013 net income assuming closing of the WEHLU Acquisition from $57.9 million to $14.2 million, and assuming no WEHLU acquisition, from $50.2 million to $6.5 million; in addition, the $43.7 million nonrecurring gain impacted the ratio of earnings to fixed charges, which was previously disclosed as 3.5x for the six months ended June 30, 2013, and is now disclosed as 1.2x; and

WHEREAS, because of the aforementioned inclusion of the nonrecurring gain in the pro forma statements included in the Prospectus, the Auditor was unable to deliver the Bring-Down Letter and, therefore, failed to satisfy that certain condition as set forth in Section 7(a)(ii) of the Underwriting Agreement; and

WHEREAS, because of the aforementioned inclusion of the nonrecurring gain in the pro forma statements, Vinson & Elkins LLP was unable to deliver a written opinion in form and substance reasonably satisfactory to the Representatives and, therefore, failed to satisfy that certain condition as set forth in Section 7(i) of the Underwriting Agreement; and

WHEREAS, because of the failure to satisfy all conditions of the obligations of the Underwriters, as set forth in Section 7 of the Underwriting Agreement, the Underwriters are under no obligation to purchase the Securities; and

WHEREAS, the Company and Parent, with the consent of the Representatives, have prepared an Issuer Free Writing Prospectus dated November 5, 2013 that constitutes a Permitted Free Writing Prospectus under the Underwriting Agreement.

Accordingly, the Underwriting Agreement is hereby amended as follows:

A.	Subject to (B) and (C) below, each of the First Closing Date and the first Option Closing Date shall be November 7, 2013, instead of November 5, 2013, or at such other date as the Representatives and the Company may agree upon in writing, but in no event shall the Closing Dates occur later than 4:00 p.m., New York City time, on November 7, 2013.

B.	Prior to the Closing Dates, updated disclosure information with respect to the pro forma statement of operations will be prepared and circulated to investors by the Underwriters to reconfirm previous orders for the purchase of the Preferred Stock, the parties acknowledging that the size and pricing terms of the deal are subject to change.

C.	The Underwriters are under no obligation to purchase the Securities, and if the Underwriters are unable, for any reason, to reconfirm such amounts of the previous orders for the purchase of the Preferred Stock to the satisfaction of the Underwriters, then the Underwriting Agreement will be terminable at the Underwriters’ discretion and would be of no force and effect, other than Sections 5(h), 8, and 10 of the Underwriting Agreement.

D.	The Time of Sale, as set forth in Section 2(b)(7) of the Underwriting Agreement shall mean a date and time following the availability of that certain Permitted Free Writing Prospectus dated November 5, 2013 which shall be the first date and time of reaffirmation of purchase commitments, which date and time will be provided by the Underwriters to the Company.

E.	For the avoidance of doubt, under no circumstances shall the Underwriters have any obligation to purchase the Securities for their own account.

F.	Nothing contained in this Amendment shall be deemed to be a waiver by the Underwriters of the conditions set forth in Sections 7(i) and 7(a)(ii) of the Underwriting Agreement, it being the intent of the parties that such conditions shall be satisfied upon delivery of documents satisfying the requirements of each of such Sections on the First Closing Date and each Option Closing Date, as such dates have been amended.

This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same agreement.

This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York.

[Signature Page Follows]

If the foregoing correctly sets forth the understanding among the Company, the Parent, and the Representatives, please so indicate in the space provided below for that purpose, whereupon this Amendment shall constitute a binding agreement among the Company, the Parent, and the Representatives.

Very truly yours,

For themselves and as Representatives of the several underwriters named on Schedule I of the Underwriting Agreement

BARCLAYS CAPITAL INC.

By:	/s/ David Levin
Name: David Levin
Title: Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Randy Bayless
Name: Randy Bayless
Title: Managing Director

MLV & CO. LLC

By:	/s/ Dean Colucci
Name: Dean Colucci
Title: President

STERNE, AGEE & LEACH, INC.

By:	/s/ Joseph J. Zabik
Name: Joseph J. Zabik
Title: Head of Investment Banking

[Signature page to Amendment to Underwriting Agreement]

ACCEPTED as of the date first-above written:

GASTAR EXPLORATION USA, INC.

By:	/s/ J. Russell Porter
Name: J. Russell Porter
Title: President

GASTAR EXPLORATION LTD.

By:	/s/ J. Russell Porter
Name: J. Russell Porter
Title: President and Chief Executive Officer

[Signature page to Amendment to Underwriting Agreement]